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                                                                 Exhibit (a)(10)

PRESS RELEASE

CONTACT:
HAGEMEYER P.P.S. NORTH AMERICA, INC.:
DAVID G. GUNDLING
770-541-6151

 HAGEMEYER ANNOUNCES CONSUMMATION OF SECOND STEP MERGER WITH VALLEN CORPORATION

ATLANTA, GEORGIA: DECEMBER 21, 1999--Hagemeyer P.P.S. North America, Inc. announced today that, pursuant to an Agreement and Plan of Merger, dated as of November 14, 1999, by and among Hagemeyer P.P.S. North America, Inc., a subsidiary of Hagemeyer N.V., Shield Acquisition Corp., a subsidiary of Hagemeyer P.P.S. North America, Inc., and Vallen Corporation (NASDAQ: VALN), Shield Acquisition Corp. has merged with and into Vallen with Vallen surviving as a subsidiary of Hagemeyer N.V.

As a result of the merger, any outstanding shares of Vallen common stock (other than shares for which appraisal is sought under applicable provisions of Texas law) not accepted for payment in connection with the tender offer for Vallen common stock at $25.00 per share in cash, are entitled to receive $25.00 per share in cash, upon presentation to ChaseMellon Shareholder Services, L.L.C., the Paying Agent for the merger, of appropriate documentation by the holders of such Vallen shares.

Hagemeyer P.P.S. North America, Inc. is a subsidiary of Hagemeyer, N.V., an international marketing and distribution company with operations in Europe, North America and the Asia-Pacific region. The Hagemeyer group operates in over 60 countries and has approximately 22,000 employees worldwide. Hagemeyer's shares are listed on the stock exchange in Amsterdam and form part of the AEX index.

Vallen Corporation, through its operating subsidiaries, is engaged in providing integrated safety products and related services as well as other industrial MRO products to customers, including total safety solutions programs in customers' working environments. Its manufacturing facilities under Encon Safety Products, Inc. produce a variety of safety products and other products for industrial and commercial application, including emergency shower and eyewash fountains for industrial usage, and a broad line of non-prescription safety eyewear distributed throughout North and South America. Vallen operates from 162 locations, including 69 on-site/just in time locations throughout North America and in Chile.